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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



              Form 20-F ___X___       Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                     Yes _______      No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

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On November 5, 2001, EXFO Electro-Optical Engineering Inc., a Canadian
corporation, announced that it has completed its previously announced acquisition of Avantas Networks Corporation. This report on Form 6-K sets forth the news release issued on November 5, 2001 relating to EXFO's announcement and certain information relating to the transaction.

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[EXFO LOGO HERE]                                          FOR IMMEDIATE RELEASE



EXFO COMPLETES ACQUISITION OF AVANTAS NETWORKS


QUEBEC CITY, CANADA, November 5, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has completed its previously announced acquisition of Avantas Networks Corporation. Avantas, a Montreal-based, pre-revenue company, is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

Its field-ready and remote fiber test system (RFTS) product lines represent the only solutions on the market today that cover protocols like ATM, SONET, SDH, Ethernet, Gigabit Ethernet and data transmission rates from OC-192, or 10 Gb/s, all the way down to DS0, or 64 kb/s, for the North American standard, and STM-64 down to E0 for the equivalent international standard. All of these functionalities are available on a single platform.

EXFO plans to take advantage of Avantas' highly experienced research and development team to penetrate the critical protocol-layer testing market and almost double its addressable market size. According to a report on the ATM, SONET and SDH test equipment market from Frost and Sullivan, the global protocol layer test equipment market is expected to increase from $1.6 billion in 2001 to $3.1 billion in 2005.

"During the past 16 years EXFO has developed core competencies in fiber-optic physical- and optical-layer testing," said Germain Lamonde, Chairman, President and CEO of EXFO. "The Avantas acquisition represents a natural evolution for us to enter the protocol-layer testing market and provide telecommunication carriers as well as system manufacturers with a fully integrated solution.

"Our revolutionary product will enable users to be far more efficient and cost-effective because they will simultaneously perform physical-, optical- and protocol-layer tests with a single box in their hands. This all-in-one solution has become very critical with the three layers increasingly overlapping in advanced, high-capacity DWDM network architectures."

The deal is expected to be neutral in fiscal 2002 on a net earnings per share basis, taking into account 10 months of Avantas' operations within EXFO's fiscal year. Net earnings exclude amortization of goodwill and the after-tax effect of amortization of intangible assets.


ABOUT EXFO EXFO, which derives its name from EXpertise in Fiber Optics, is a leading designer and manufacturer of fiber-optic test, measurement and automation solutions for the telecommunications industry. EXFO markets its products to more than 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides handheld and modular instruments primarily to telecommunications carriers. The Industrial and Scientific Division, Burleigh Instruments and EXFO Photonic Solutons (formerly EFOS) design an extensive line of high-performance instruments and automated manufacturing solutions for optical component and system vendors as well as for research and development labs.

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This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.


                                      -30-

FOR MORE INFORMATION:

Mike Lamanna                                Maryse Imbeault
Manager, Investor Relations                 Director, Communications
(418) 683-0211                              (418) 683-0211
michael.lamanna@exfo.com                    maryse.imbeault@exfo.com
------------------------                    ------------------------

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       EXFO ELECTRO-OPTICAL ENGINEERING INC.

                       By: /s/ Germain Lamonde
                           -------------------------------------------------
                           Name:  Germain Lamonde
                           Title: President and Chief Executive Officer


Date:  November 7, 2001